UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

 CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 3, 2021

SUSTAINABLE OPPORTUNITIES ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39281	98-1523768
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1601 Bryan Street, Suite 4141 Dallas, Texas	75201
(Address of principal executive offices)	(Zip Code)

(952) 456-5304

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	SOAC.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	SOAC	The New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SOAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On September 3, 2021, Sustainable Opportunities Acquisition Corp. (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) at which holders of 24,410,605 ordinary shares (consisting of 16,910,605 Class A ordinary shares and 7,500,000 Class B ordinary shares) were present in person, virtually over the Internet or by proxy, representing 65.09% of the voting power of the Company’s ordinary shares as of the date of the Meeting, and constituting a quorum for the transaction of business. The proposals listed below are described in more detail in the definitive proxy statement/prospectus of the Company, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 13, 2021 (the “Proxy Statement/Prospectus”). A summary of the voting results at the Meeting is set forth below:

The shareholders approved the Continuance Proposal, Business Combination Proposal, Charter Proposal, Organizational Documents Proposals 4A through 4F, NYSE Proposal and Incentive Award Plan Proposal (each as defined in the Proxy Statement/Prospectus).

The voting results for each proposal were as follows:

Proposal No. 1 – Continuance Proposal

For	Against	Abstain
2,999,605	1,405,857	5,143

Proposal No. 2 – Business Combination Proposal

For	Against	Abstain
22,999,668	1,406,717	4,220

Proposal No. 3 – Charter Proposal

For	Against	Abstain
22,999,528	1,406,687	4,390

Proposal No. 4A – Organizational Documents Proposal

For	Against	Abstain
22,577,111	1,815,592	17,902

Proposal No. 4B – Organizational Documents Proposal

For	Against	Abstain
24,382,361	23,063	5,181

Proposal No. 4C – Organizational Documents Proposal

For	Against	Abstain
22,985,650	1,418,142	6,813

Proposal No. 4D – Organizational Documents Proposal

For	Against	Abstain
22,992,174	1,409,374	9,057

Proposal No. 4E – Organizational Documents Proposal

For	Against	Abstain
22,819,211	1,572,550	18,844

Proposal No. 4F – Organizational Documents Proposal

For	Against	Abstain
22,984,631	1,413,365	12,609

Proposal No. 5 – NYSE Proposal

For	Against	Abstain
22,999,091	1,407,157	4,357

Proposal No. 6 – Incentive Equity Plan Proposal

For	Against	Abstain
22,721,481	1,668,727	20,397

As there were sufficient votes to approve the above proposals, the “Adjournment Proposal” described in the Proxy Statement/Prospectus was not presented to shareholders.

Based on the results of the Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement/Prospectus, the transactions (the “Transactions”) contemplated by that certain Business Combination Agreement, dated as of March 4, 2021 (the “Business Combination Agreement”), by and among the Company, 1291924 B.C. Unlimited Liability Company and DeepGreen Metals, Inc., (“DeepGreen”) are expected to close as promptly as reasonably practicable, but in no event later than the third business day following the satisfaction (or waiver) of the closing conditions set forth in the Business Combination Agreement. Following the consummation of the Transactions, the common shares and warrants of TMC (as such term is defined in the Proxy Statement/Prospectus) are expected to begin trading on the Nasdaq Global Select Market under the symbols “TMC” and “TMCWW,” respectively.

Item 7.01. Regulation FD Disclosure.

On September 7, 2021, the Company and DeepGreen issued a joint press release announcing voting results related to the Meeting. A copy of the press release is furnished with this Form 8-K as Exhibit 99.1.

The information contained in this Current Report on Form 8-K pursuant to this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such filing.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, SOAC and DeepGreen’s expectations with respect to future performance, development of its estimated resources of battery metals, potential regulatory approvals, and anticipated financial impacts and other effects of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination, SOAC’s ability to enforce the obligations of non-performing investors under subscription agreements entered into with SOAC and the size and potential growth of current or future markets for the combined company’s supply of battery metals. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside SOAC’s and DeepGreen’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against SOAC and DeepGreen following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of SOAC and DeepGreen, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on DeepGreen’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of the combined company’s shares on NYSE or Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the commercial and technical feasibility of seafloor polymetallic nodule mining and processing; the supply and demand for battery metals; the future prices of battery metals; the timing and content of ISA’s exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone; government regulation of deep seabed mining operations and changes in mining laws and regulations; environmental risks; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in SOAC’s Annual Report on Form 10-K, as amended, and the Proxy Statement/Prospectus, including those under “Risk Factors” therein, and in SOAC’s other filings with the SEC. SOAC and DeepGreen caution that the foregoing list of factors is not exclusive. SOAC and DeepGreen caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SOAC and DeepGreen do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated September 7, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 7, 2021	SUSTAINABLE OPPORTUNITIES ACQUISITION CORP.

	By:	/s/ Scott Leonard
	Name:	Scott Leonard
	Title:	Chief Executive Officer

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